December 3, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 3, 2015 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed by the Partnership on February 27, 2015.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Coal Reserves, page 42

1.              Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. In future filings please separate your proven reserves from your probable reserves or include a statement that the degree of assurance between these two classes of reserves cannot be readily defined.

Response: We acknowledge the Staff’s comment and we will expand our disclosure in future filings to separate the two classes of reserves as follows.

		Heat Content	Proven and Probable Reserves
		(BTUs per	Pounds S02 per MMBTU					Reserve Assignment		Reserve Control
Operations	Mine Type	pound)	<1.2	1.2-2.5	>2.5	Proven	Probable	Assigned	Unassigned	Owned	Leased
	(tons in millions)

Illinois Basin Operations
Dotiki (KY)	Underground	12,000	—	—	90.4	58.9	31.5	42.0	48.4	30.2	60.2
Warrior (KY)	Underground	12,400	—	—	102.8	79.8	23.0	83.0	19.8	25.1	77.7
Hopkins (KY)	Underground	12,100	—	—	23.1	18.4	4.7	9.2	13.9	4.0	19.1
	/ Surface	11,500	—	—	7.8	7.8	—	7.8	—	7.8	—
River View (KY)	Underground	11,500	—	—	163.0	102.7	60.3	163.0	—	37.7	125.3
Henderson/Union (KY)	Underground	11,500	—	5.7	369.0	119.7	255.0	—	374.7	91.1	283.6
Onton (KY)	Underground	11,750	—	—	42.1	25.0	17.1	42.1	—	0.1	42.0
Sebree (KY)	Underground	11,400	—	—	29.7	12.4	17.3	—	29.7	3.8	25.9
Pattiki (IL)	Underground	11,500	—	—	54.9	45.8	9.1	14.8	40.1	—	54.9
Gibson (North) (IN)	Underground	11,500	0.1	12.1	14.3	19.9	6.6	26.5	—	0.7	25.8
Gibson (South) (IN)	Underground	11,500	1.1	26.8	48.2	62.7	13.4	76.1	—	21.6	54.5
Region Total			1.2	44.6	945.3	553.1	438.0	464.5	526.6	222.1	769.0

Appalachia Operations
MC Mining (KY)	Underground	12,600	7.3	0.5	1.5	7.7	1.6	7.3	2.0	1.5	7.8
Mettiki (MD)	Underground	12,800	—	1.7	3.8	5.3	0.2	5.5	—	—	5.5
Mountain View (WV)	Underground	12,800	—	15.2	8.2	18.1	5.3	17.5	5.9	7.3	16.1
Tunnel Ridge (PA/WV)	Underground	12,600	—	—	83.4	40.0	43.4	83.4	—	—	83.4
Penn Ridge (PA)	Underground	12,500	—	—	56.7	5.8	50.9	56.7	—	—	56.7
Region Total			7.3	17.4	153.6	76.9	101.4	170.4	7.9	8.8	169.5

Total			8.5	62.0	1,098.9	630.0	539.4	634.9	534.5	230.9	938.5

% of Total			0.7%	5.3%	94.0%	53.9%	46.1%	54.3%	45.7%	19.7%	80.3%

Consolidated Financial Statements

Note 1, Organization and Presentation

Organization, page 79

2.              Based on your disclosures here and on page 2, Alliance Resource Management GP, LLC and Alliance Resource GP, LLC appear to own the general partner interests in the Intermediate Partnership, while you own limited partner interests.  In addition, Alliance Resource Management GP, LLC appears to own the managing member interest in Alliance Coal, while you own the non-managing interest.  Please tell us how you determined consolidation was appropriate for both the Intermediate Partnership and Alliance Coal.  For example, if you have (a) the substantive ability to dissolve or liquidate both of these entities or otherwise remove the general partner or managing member without cause or (b) substantive participating rights, please describe their nature and terms in sufficient detail to demonstrate how they give you control over each of these entities. In future filings, please also revise your disclosures in your footnotes and elsewhere in the filing accordingly.  Refer to ASC 810-10-25 and ASC 810-10-50. Please provide us your proposed disclosures.

Response: We acknowledge the Staff’s comment and in response, we have determined that Alliance Resource Operating Partners, L.P. (“AROP” or the “Intermediate Partnership”) and Alliance Resource Partners, L.P. (“ARLP”) are within the scope of the Variable Interest Subsections of ASC 810-10-15. The basis for our conclusions is as follows:

1.              Alliance Coal, LLC (“Alliance Coal”) is considered a variable interest entity (“VIE”) under ASC 810-10-15-14(c), given the following:

a.              MGP manages the day to day business and affairs of Alliance Coal, but only holds a 0.001 percent managing interest in Alliance Coal; and

b.              Substantially all activities of Alliance Coal are conducted on the behalf of AROP, which owns the remaining 99.999 percent interest in Alliance Coal as a non-managing member and is the entity with disproportionately fewer voting rights as to the control and management of day to day business.

2.              We assessed the guidance of ASC 810-10-20-38A and concluded that since neither party meets both criteria, the guidance within ASC 810-10-25-44 should be followed. As a result, we concluded that AROP is the entity most closely associated with Alliance Coal and therefore is the primary beneficiary. We made this determination as follows:

a.              MGP has (i) the power to direct the activities of Alliance Coal but does not have (ii) the obligation to absorb the losses or the right to receive benefits from Alliance Coal that are significant to Alliance Coal. MGP only receives 0.001 percent of the distributions made by Alliance Coal, which is equal to its managing interest. MGP does not receive incentive distribution rights from Alliance Coal and does not have a contractual agreement to receive fees for managing Alliance Coal, but is reimbursed for certain expenses by ARLP incurred on behalf of Alliance Coal.

b.              AROP does not have (i) the power to direct the activities of Alliance Coal, but does have (ii) the obligation to absorb losses and receive benefits from Alliance Coal that are significant to Alliance Coal. AROP, as the sole non-managing member, receives 99.999 percent of the distributions made by Alliance Coal, which is equal to its non-managing member interest.

c.               Since MGP and AROP are related parties and Alliance Coal is wholly-owned by these two entities, we considered which entity is most closely associated with Alliance Coal and thus is the primary beneficiary. AROP has substantially all the exposure to the variability associated with the economic performance of Alliance Coal. The design of Alliance Coal is to benefit AROP. MGP performs executive management services which directly relate to the operation of Alliance Coal. As a result, AROP is most closely related to Alliance Coal and therefore is the primary beneficiary. Accordingly, the accounts of Alliance Coal are included in AROP’s consolidated financial statements.

3.              Next, we determined that AROP is considered a VIE under ASC 810-10-15-14(c), given the following:

a.              MGP manages the day-to-day business and affairs of AROP, but only holds a 1.0001 percent managing general partner interest in AROP.

b.              Alliance Resource GP, LLC (“SGP”) only holds a 0.01 percent special general partner interest in AROP, but does not manage its business and affairs.

c.               Substantially all activities of AROP are conducted on the behalf of ARLP, which owns the remaining 98.989 percent interest in AROP as a limited partner and is the entity with disproportionately fewer voting rights as to the control and management of day-to-day business.

4.              We assessed the guidance of ASC 810-10-20-38A and concluded that since no party meets both criteria, the guidance within ASC 810-10-25-44 should be followed. As a result, we concluded that ARLP is the entity most closely associated with AROP and therefore is the primary beneficiary. We made this determination as follows:

a.              MGP has (i) the power to direct the activities of AROP but does not have (ii) the obligation to absorb the losses or the right to receive benefits from AROP that are significant to AROP. MGP only receives 1.0001 percent of the distributions made by AROP, which is equal to its managing general partner interest. MGP does not receive incentive distribution rights from AROP as they are paid to MGP by ARLP from the distributions it receives as a result of its 98.989 percent limited partner interest in AROP. MGP does not have a contractual agreement to receive fees for managing AROP, but is reimbursed for certain expenses by ARLP incurred on behalf of AROP.

b.              SGP does not have (i) the power to direct the activities of AROP, and (ii) does not have the obligation to absorb losses and receive benefits from AROP that are significant to AROP. SGP is the special general partner and receives 0.01 percent of the distributions made by AROP, which is equal to its special general partner interest.

c.               ARLP does not have (i) the power to direct the activities of AROP, but does have (ii) the obligation to absorb losses and receive benefits from AROP that are significant to AROP. ARLP, as the sole limited partner, receives 98.989 percent of the distributions made by AROP, which is equal to its limited partner interest.

Since MGP, SGP, and ARLP are related parties and AROP is wholly-owned by these entities, we considered which entity is most closely associated with AROP and thus is the primary beneficiary. ARLP has substantially all the exposure to the variability associated with the economic performance of AROP. The design of AROP is to benefit ARLP. MGP performs executive management services which directly relate to the operation of AROP. SGP neither directs the activities of AROP nor does it have substantive exposure to the variability associated with the economic performance of AROP. As a result, ARLP is most closely related to AROP and therefore is the primary beneficiary of AROP. Accordingly, the accounts of AROP are included in ARLP’s consolidated financial statements.

5.              We considered the disclosure requirements in ASC 810-10-50 and note the following:

a.              We acknowledge that we have not disclosed that Alliance Coal is a VIE and that AROP is its primary beneficiary, nor have we disclosed that AROP is a VIE and that ARLP is its primary beneficiary. We will expand our disclosure in future filings to include a consolidation policy as follows:

“The accompanying consolidated financial statements (“ARLP’s Consolidated Financials”) present the consolidated financial position, results of operations and cash flows of ARLP, the Intermediate Partnership (a variable interest entity of which ARLP is the primary beneficiary), Alliance Coal (a variable interest entity of which the Intermediate Partnership is the primary beneficiary), and other directly and indirectly wholly-owned and majority owned subsidiaries of the Intermediate Partnership and Alliance Coal. MGP’s interests in both Alliance Coal and the Intermediate Partnership are reported as part of its overall two percent general partner interest in ARLP. All material intercompany transactions have been eliminated.”

6.              We have considered the belief expressed by the Staff on several occasions that the controlling interest should be combined with economic interests of all related parties warranting consideration as to whether the holders of the equity investment at risk have decision making abilities through their relationship with the general partner. We respectively state that we believe the intent of the guidance in ASC 810-10-15-14 is for AROP to consolidate the results of Alliance Coal and for ARLP to consolidate the results of AROP as has been our past practice. We propose that we continue to consolidate in this manner per the guidance, in order to provide meaningful information to the investor.

7.              We have further considered that because AROP operates together with Alliance Coal and ARLP operates together with AROP as a single business enterprise and that due to the unitary nature of the interests of MGP and SGP in ARLP and AROP, and MGP’s interest in Alliance Coal, it is appropriate to combine the interests of MGP’s interest in Alliance Coal and the interests of MGP and SGP in AROP together with the general partner interests in ARLP in the presentation of ARLP’s consolidated financial statements, rather than classifying these interests as a “non-controlling interest”. We believe that this presentation, which has been consistent with our presentation since our IPO in 1999, provides the most meaningful information to investors given the unitary nature of the business enterprise.

We respectively request that the Staff accept our response, as we believe it is appropriate to consolidate the financial statements of Alliance Coal and AROP and to present the MGP interest combined.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., Stephen Gill at (713)758-4458.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

Stephen M. Gill
Vinson & Elkins L.L.P.